SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

Notice to the Market

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, located at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces the following notice to the market:

Maintaining a policy of focusing on its core business, NET has sought to minimize the impact of the exchange-rate variation on its results. One of its main efforts has been to convert programming costs – which in the past were basically denominated in U.S. dollar – into local currency, thus avoiding the currency mismatch between its revenue and its main operational cost.

Meanwhile, the Company still has other costs potentially impacted by the exchange rate, such as the imported equipment used in its operations and debt issued abroad.

Aiming to ensure that the exchange-rate scenario does not represent an obstacle to meeting its budget and established goals, NET’s policy is to reduce foreign exchange risk in its cash flow. To do so, it enters into foreign-currency hedge contracts to protect the expected value of its future import volumes and the payment of interest on debt during the period established by its Financial Committee.

Concerning its financial debt, it should be noted that of the total amount denominated in U.S. dollar, about 43% involves perpetual bonds, which do not represent a cash flow risk or a refinancing risk.

Management has used financial instruments as hedge mechanisms only and never to speculate, ensuring that NET has fulfilled of all of its obligations abroad without adversely affecting its liquidity and the cash level needed to maintain accelerated growth, even in a scenario of scarce funds in the capital markets. Currently, NET has a cash position of around R$1.0 billion to support its growth.

CAPITAL STRUCTURE

Given the nature of the local financial market, a constant challenge of Brazilian companies has been achieving a capital structure that is adequate for long-term projects. Since financing risk is a key factor in Brazil, this variable is crucial in any funding decision involving new projects.

NET has sought to manage its capital structure prudently and conservatively, using clear objectives to measure its degree of leverage. The main aspects considered by the Company before any issue is the amortization schedule, cost of debt in accessible markets, currency risk, visibility of its annual operating cash flow, return on investment and the compatibility of this return.

São Paulo, October 15, 2008.

João Adalberto Elek Júnior
Chief Financial Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.